Financial Highlights

YEARS ENDED SEPTEMBER 30
(IN THOUSANDS OF DOLLARS EXCEPT
SHARE DATA AND RATIOS)

								COMPOUND ANNUAL GROWTH
	2003	2003	2002	2001	2000	1999	1998	1998-2003

	US$(1)	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$	%
FINANCIAL PERFORMANCE
Revenue	1,850,133	2,719,695	2,169,613	1,560,391	1,423,080	1,407,790	740 588	29.7
EBIT(2)	202,924	298,298	232,145	163,624	123,319	165,986	71,090	33.2
EBIT margin(2)	11.0%	11.0%	10.7%	10.5%	8.7%	11.8%	9.6%
Earnings before amortization of goodwill and discontinued operations	119,318	175,397	135,799	89,924	73,542	99,906	43,166	32.4
Basic per share(3)	0.30	0.44	0.36	0.30	0.27	0.37	0.18	19.6
Net earnings	120,657	177,366	135,799	62,789	55,666	83,816	34,828	38.5
Basic per share(3)	0.31	0.45	0.36	0.21	0.21	0.31	0.15	24.6
Net earnings (under US GAAP)(4)	117,886	173,293	132,488	46,215	53,864	86,184	35,702	37.2
Basic per share (under US GAAP)(3)(4)	0.30	0.44	0.35	0.15	0.20	0.32	0.14	25.7
Cash provided by continuing operating activities	156,095	229,459	177,447	174,002	67,550	76,510	150,447	8.8

FINANCIAL POSITION
Total assets	2,220,635	2,997,857	2,306,970	2,028,669	928,555	866,489	744,930	32.1
Shareholders' equity	1,466,822	1,980,210	1,779,615	1,503,114	677,301	563,055	474,247	33.1
Net book value per share(3)	3.71	5.01	4.72	5.02	2.50	2.10	2.02	19.9
Working capital	147,639	199,312	202,212	110,625	164,624	97,556	63,956	25.5
Current ratio	1.33:1	1.33:1	1.55:1	1.30:1	1.87:1	1.40:1	1.24:1
Long-term debt (current and long-term portions)	198,508	267,986	8,500	40,280	43,414	59,764	13,502
Long-term debt/equity ratio	0.14:1	0.14:1	0.00:1	0.03:1	0.06:1	0.11:1	0.03:1

(1)	Canadian dollar amounts for the period ended September 30, 2003, have been translated into US dollars solely for the convenience of the reader. Statement of earnings and statement of cash flows figures have been translated at the average rate for the year (CDN$1.47 = US$1.00), and balance sheet figures at the September 30, 2003 rate (CDN$1.35 = US$1.00).
(2)	EBIT represents earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations. EBIT margin is EBIT over revenue.
(3)	Adjusted for 2-for-1 stock splits effective August 12 and December 15, 1997, as well as May 21, 1998, and January 7, 2000.
(4)	Reconciliation between US and Canadian generally accepted accounting principles (GAAP) is provided in Note 22 to the Consolidated Financial Statements.

Financial Highlights

QUARTERS ENDED
(IN THOUSANDS OF DOLLARS EXCEPT
SHARE DATA)

	FISCAL 2003				FISCAL 2002
	SEPTEMBER 30 Q4	JUNE 30 Q3	MARCH 31 Q2	DECEMBER 31 Q1	SEPTEMBER 30 Q4	JUNE 30 Q3	MARCH 31 Q2	DECEMBER 31 Q1

	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$
QUARTERLY FINANCIAL RESULTS
Revenue	694,180	716,184	720,347	588,984	571,860	553,355	531,901	512,497
EBIT(1)	81,065	80,082	76,417	60,734	60,106	62,395	57,085	52,559
EBIT margin(1)	11.7%	11.2%	10.6%	10.3%	10.5%	11.3%	10.7%	10.3%
Net earnings	48,469	47,068	44,809	37,020	35,524	36,476	33,187	30,612
Basic per share(2)	0.12	0.12	0.11	0.10	0.09	0.10	0.09	0.08
Cash provided by (used for) continuing operating activities	102,671	117,099	(20,443)	30,132	51,499	69,809	28,585	27,554

(1)	EBIT represents earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations. EBIT margin is EBIT over revenue.
(2)	Adjusted for 2-for-1 stock splits effective August 12 and December 15, 1997, as well as May 21, 1998, and January 7, 2000.

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

BASIS OF PRESENTATION
This management’s discussion and analysis of financial position and results of operations (“MD&A”) describes our business, the business environment as we see it today, our vision and strategy, the critical accounting policies of our company that will help you understand our Consolidated Financial Statements, the principal factors affecting the results of operations, and liquidity and capital resources. This discussion should be read in conjunction with the Consolidated Financial Statements of our fiscal years 2003, 2002 and 2001 and the notes beginning on page 42 of this annual report. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”). The fiscal 2003, 2002 and 2001 results are reconciled to US GAAP in Note 22 to the Consolidated Financial Statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

        Except as otherwise specified, references to years indicate our fiscal year ended September 30, 2003, or September 30 of the year referenced, and all comparisons are to prior years.

CORPORATE OVERVIEW AND BUSINESS
Headquartered in Montreal, CGI provides end-to-end information technology services (commonly referred to as IT services) and business solutions to clients worldwide, utilizing a highly customized, cost efficient delivery model that combines our on-site and off-site operations through a network of state-of-the-art data centers in Canada (Montreal, Toronto and Regina), in the US (Phoenix) and in the UK (Basingstoke). We also have applications maintenance and development centers in India (Mumbai and Bangalore). More specifically, our services are generally broken down as follows:

        Consulting—We act as a trusted advisor to our clients, providing a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture.

        Systems integration—We provide implementation services covering the full scope of today’s enterprise IT environment, integrating different technologies to create IT systems that respond to clients’ strategic needs. In addition to our expertise at working with leading technologies and software applications, we provide customized application development services leveraging our ISO 9001 and CMM certified methodologies and the option of economies from offshore development.

        Management of IT and business functions (outsourcing)—Clients delegate entire or partial responsibility of their IT or business functions to CGI in order to achieve significant savings and access the best information technology, while retaining control over strategic IT functions. These contracts, typically for five to 10 years and renewable, provide revenue visibility and support performance stability. Services provided as part of an outsourcing contract can include facilities management (data centers, call centers, network and desktop services); application maintenance and support; development and integration of new projects and applications; business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

        CGI pursues clients in certain vertical markets where we have developed specialized knowledge and understanding of the trends, unique demands or regulatory changes that are specific to operating in that industry, including financial services, telecommunications, manufacturing-retail-distribution, governments, utilities and services as well as healthcare.

        CGI’s operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: Information Technology (“IT”) services and Business Process Services (“BPS”). The focus of these LOBs is as follows:

–	The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States and Europe. Our professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and near-shore delivery model.

–	The BPS LOB provides a full spectrum of business process out sourc ing services to our client base. Our services include end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

        As at September 30, 2003, we employed approximately 20,000 members. In fiscal 2003, we integrated 5,400 new members as a result of acquisitions and outsourcing contract wins. We believe that our success depends on our continuing ability to attract and retain skilled technical, marketing and management personnel and believe that our strong corporate culture has been the key to our success to date.

BUSINESS ENVIRONMENT
Industry research as recent as June 2003, from firms such as Gartner Group and IDC, confirms that market demand for IT and Business Process Outsourcing (“BPO”) is large and expected to grow significantly over the long-term. However, during fiscal 2003, the IT services industry experienced a reduction in global demand for shorter-term, project oriented services as companies and organizations reduced discretionary spending in response to the economic environment. Based on various industry and company-specific indicators, we continue to anticipate a stabilization of demand in our markets for systems integration and consulting services, but do not expect a significant pick-up in demand until 2005.

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

        Demand for longer-term outsourcing contracts is still healthy as companies realize the cost benefits that are achievable through outsourcing. We are a dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continue to strengthen our position in the US outsourcing market. Our presence in the US market today is roughly at the same stage we were at several years ago in Canada. The strategy that we are pursuing is to replicate what we successfully applied in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts.

VISION AND STRATEGY
CGI’s vision is to be a world-class IT and BPO leader helping our clients win and grow. Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. We foster a culture of partnership, intrapreneurship and integrity. We strive to be recognized by our clients, our members and our shareholders as one of the top five pure players in IT and BPO services. We are achieving our vision by concentrating on our core competencies and by building critical mass predominantly in Canada, the United States and Europe to better serve our clients, both locally and internationally. In all we do, we will strive to seek the best equilibrium between our three key stakeholder groups, namely our clients, members and shareholders.

        CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. Most organic growth to date has been in Canada, but we are growing our sales funnel of contract proposals more meaningfully in the US and internationally.

        The second element of our growth strategy is the pursuit of large, new outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, but proposal activity is healthy across all regions.

        The third and fourth drivers of our growth strategy focus on acquisitions—of smaller firms or niche players and of large companies, respectively. We identify niche company acquisitions through our strategic mapping program that systematically searches for companies that could strengthen our geographic presence, vertical market knowledge or increase the richness of our service offerings. Currently, we are focused on acquisitions in our targeted verticals and metro markets in the US, as well as on expanding our BPO capabilities. Through large acquisitions, we are seeking targets in Europe and the US that will increase our geographical presence and critical mass in order to further qualify us for larger outsourcing deals. In Canada, we will continue to be an IT domain consolidator of both small and large IT services companies. Important to this growth strategy is a disciplined approach to acquisitions and focus on increasing shareholder value.

SIGNIFICANT DEVELOPMENTS IN 2003
Acquisitions
In fiscal 2003, we made the following strategic small and large acquisitions to strengthen our geographic presence, vertical market knowledge or to increase the richness of our service offerings or increase our critical mass.

        INSpire Insurance Solutions Inc. (“INSpire”)—In November 2002, we purchased the majority of the assets of this Fort Worth, Texas-based firm for $7.8 million in cash. INSpire, which had annualized revenue of $41 million and approximately 265 professionals located in five offices in the US, joined us to strengthen our business process services offering to the insurance sector.

        ProjExpert—In December 2002, we purchased this Montreal-based consulting company that specialized in the implementation of enterprise resource planning (ERP) programs specific to Oracle applications for the government, financial services and manufacturing sectors. Sixteen professionals joined us in Montreal.

        Underwriters Adjustment Bureau Ltd. (“UAB”)—In January 2003, we purchased UAB for $54.1 million in cash to expand our capabilities in the insurance vertical as well as in our business process services offering. UAB had annualized revenue of approximately $100 million and added 1,300 professionals to our workforce in Canada.

        Cornerstone Project Management Group Inc. (“Cornerstone”)— In January 2003, we acquired this Halifax-based firm with revenues at the time of $2.8 million. Cornerstone’s 25 professionals provided project management and consulting services to organizations in the government, healthcare and financial services sectors including Atlantic Blue Cross Care, Maritime Life, Brainworks International and the Province of Nova Scotia.

        COGNICASE Inc. (“Cognicase”)—In February 2003, we closed the acquisition of Cognicase for $329.4 million in a combination of $180.2 million in cash and 19,850,245 Class A subordinate shares of CGI. Cognicase was the second largest independent IT solutions provider in Canada with approximately 4,300 employees, an annualized revenue run-rate of approximately $500 million and a solid recurring revenue base. We began recognizing 90% of Cognicase on January 14, 2003, and started fully consolidating by February 25, 2003.

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

Other
In November 2002, we signed an agreement with a banking syndicate pertaining to two unsecured credit facilities. As part of the agreement, we secured a $265 million, three-year term revolving credit facility for the financing of acquisitions and outsourcing contracts. In addition, we now have access to a $150 million revolving credit facility for our operating activity and working capital needs. The credit facilities totaling $415 million were concluded with a banking syndicate comprised of the following: Canadian Imperial Bank of Commerce, Toronto-Dominion Bank and Caisse centrale Desjardins, as co-arrangers; as well as Caisse de dépôt et placement du Québec, Bank of Montreal, Royal Bank of Canada and United Overseas Bank Limited, as participants. Also, through a separate agreement with Bank of Montreal, we have access to a $25 million operating facility for cash management purposes.

        In June 2003, we announced the successful addition of $100 million to our existing bank credit facilities. National Bank of Canada and Société Générale (Canada) each contributed $50 million. The additional $100 million follows the terms of the credit agreement announced in November 2002.

        In July 2003, BCE Inc. (“BCE”) and CGI announced that Bell Canada and CGI had extended their IS/IT outsourcing agreements. We renewed and expanded our commercial alliance, which designates Bell Canada as our preferred telecom services provider and added a new network management agreement. Additionally, BCE and CGI signed a new shareholders’ agreement with respect to BCE’s ownership in CGI. Among other details, the put and call options with the majority shareholders—Mr. Serge Godin, Mr. André Imbeau and Mr. Jean Brassard—were cancelled. Additionally, BCE converted all of its CGI Class B multiple voting shares into CGI Class A single voting shares on a one-for-one basis and as at September 30, 2003, BCE owned 120,028,400 CGI Class A subordinate shares and held 29.86% of the total equity in CGI. BCE also holds two seats on our Board of Directors. The strengthening of our strategic alliance with BCE cleared the way for us to focus on our continuing growth.

        In September 2003, we announced the appointment of Clarence J. Chandran as President, Business Process Services (BPS) and Chairman of the board, India operations. To continue to propel our growth in the BPS sector, we wanted to ensure that we had a leader exclusively dedicated to building this increasingly strategic area of our business.

        On October 21, 2003, we announced that Nexxlink Technologies Inc. (“Nexxlink”) was purchasing various CGI assets generating approximately $40 million in annual revenue. The transaction amounted to $21 million, broken down as follows: $10.5 million in cash, including a $4.5 million balance of sale with CGI, and a $10.5 million note convertible into 2.5 million shares of Nexxlink at a price of $4.20 per share. The note shall be automatically converted upon the approval by Nexxlink’s shareholders who will vote on the matter at the Annual General and Special Meeting of Shareholders to be held on December 11, 2003. This transaction will give CGI a 32% equity interest in Nexxlink. As such, the net earnings, assets, liabilities and the net cash and cash equivalents provided by these operations plus other non-core operations that we are in the process of selling, are presented separately in the Consolidated Financial Statements.

PERFORMANCE OVERVIEW
Fiscal 2003 marked the 27th consecutive year of revenue growth for CGI. Revenue grew to $2,719.7 million, up from $2,169.6 million in fiscal 2002 and $1,560.4 million in fiscal 2001. Net earnings amounted to $177.4 million ($0.45 basic and diluted earnings per share), compared to net earnings of $135.8 million ($0.36 basic and diluted earnings per share) in fiscal 2002 and compared to net earnings before amortization of goodwill (“cash net earnings”) of $89.9 million ($0.30 basic and diluted cash earnings per share) and net earnings of $62.8 million ($0.21 basic and diluted earnings per share) in fiscal 2001. The net margin (i.e. net earnings over revenue) improved to 6.5%, compared with 6.3% in 2002 and 4.0% in 2001.

        The balance sheet as at September 30, 2003 included $83.5 million in cash and cash equivalents, $1,980.2 million of shareholders’ equity and $268.0 million in long-term debt.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Revenue recognition
The IT services segment includes a full range of services in systems integration, consulting and outsourcing. The BPS segment provides end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services. Our revenue is principally derived from outsourcing contracts.

        Revenue from IT outsourcing contracts is based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, we bill clients prior to performing the service, resulting in deferred revenue, which is presented as a current liability in the Consolidated Financial Statements. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

For time and materials and level of effort types of contracts, revenue is recognized as the services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. These types of contracts are generally entered into with clients in the context of systems integration and consulting services.

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

        Revenue on fixed-price contracts related to systems integration and consulting services is recognized on the basis of the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. Management measures performance principally based on the labor hours spent on the contract over the total estimated labor hours of the contract. We use this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on our business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

        Occasionally, we sell software licenses. Revenue from the sale of software licenses is recognized when the product is delivered, no significant vendor obligations remain and the collection of the agreed-upon fee is probable. Where license agreements include multiple elements, revenue from the sale of licenses is recognized on the same basis, provided the services do not include significant customization to the base product. In these cases, revenue is recognized over the period of delivery. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Contract costs
Contract costs are incurred in the course of two to 10-year IT services and BPO contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:

        a) Incentives granted to clients upon signature of long-term outsourcing contracts

Occasionally, incentives can be granted either in the form of cash payments, issuance of equity instruments or rebates awarded principally over a transition period as negotiated in the contract. In the case of an incentive in the form of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of rebates, cost is measured at the value of the financial commitment granted and a corresponding deferred credit is recorded. As services are provided to the client, the deferred credit is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue.

        Fixed assets acquired in connection with outsourcing contracts are capitalized to fixed assets and amortized, consistent with the amortization policies described previously. The excess of the amount paid over the fair value of fixed assets acquired with outsourcing contracts are considered as an incentive granted to the client and are recorded and amortized as described above.

        b) Transition costs incurred during the transition period on long-term outsourcing contracts

These costs consist of expenses associated with the installation of systems and processes incurred after the award of outsourcing contracts.

Other intangibles and other long-term assets
Other intangibles and other long-term assets comprise the following:

        a) Internal software

Internal software includes software acquired and/or developed for internal use. These software solutions are amortized over their estimated useful life.

        b) Business solutions

Business solutions include commercial software solutions acquired through business acquisitions and costs incurred to develop commercial software solutions. These costs are capitalized only after technological feasibility is established. Business solutions are recorded at cost and amortized on a straight-line basis over their respective estimated useful life. Management regularly reviews business solutions for impairment.

        c) Software licenses
Software licenses are purchased to fulfill our obligations under outsourcing contracts and are recorded at cost. These costs are amortized on a straight-line basis over the lesser of their estimated useful life or the related outsourcing contract term.

        d) Customer relationships
Customer relationships relate to the fair value assigned to customer relationships in the context of a business acquisition and are amortized on a straight-line basis over their estimated life.

        e) Other long-term assets
Other long-term assets are comprised of the long-term portion of a net investment in a direct financing lease taken by one of our joint ventures, as well as an investment in an entity subject to significant influence.

Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net assets of the entities acquired at the respective dates of acquisition. On October 1, 2001, we adopted prospectively the new recommendations of the CICA Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Accordingly, we discontinued the amortization of goodwill as at October 1, 2001. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over its expected useful life of 20 years. For business combinations occurring after June 30, 2001, we did not amortize the resulting goodwill, consistent with the transition recommendations of Section 1581.

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

        Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

        We perform the annual review of goodwill as at September 30 of each year. Based on the impairment tests performed as at September 30, 2002 and 2003, we concluded that no goodwill impairment charge was required. In addition, we performed a supplemental impairment test, following the decision to modify our management structure and, based on the results of this impairment test, we concluded that no goodwill impairment charge was required.

Impairment of long-lived assets other than goodwill and intangible assets with indefinite lives
We evaluate the carrying value of long-lived assets other than goodwill and intangible assets with indefinite lives on an ongoing basis. In order to determine whether an impairment exists, we consider the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined. We do not have intangible assets with indefinite lives.

Deferred credits
Deferred credits principally comprise the unused portion of rebates granted to clients under the terms of certain long-term outsourcing contracts (see “Contract costs” described above).

Stock option plan
We have a stock option compensation plan which is described in Note 9 to the Consolidated Financial Statements. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

        We apply the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services, and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees, as well as encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The Section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. We have chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 9 to the Consolidated Financial Statements.

Recent accounting changes
In 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees, with the effective date for financial statements of interim and annual periods beginning on or after January 1, 2003. This guideline provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether the guarantor will have to make payments under the guarantees. See Note 20 to the Consolidated Financial Statements for disclosure of guarantees.

        The CICA issued Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations, which applies to disposal activities initiated by an enterprise’s commitment to a plan on or after May 1, 2003. The new section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, Discontinued Operations, and Section 3061, Property, Plant and Equipment.

        In November 2002 and May 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue 00-21 provides guidance and criteria for determining when a multiple deliverable arrangement contains more than one unit of accounting. The guidance also addresses methods of measuring and allocating arrangement consideration to separate units of accounting. The guidance is effective for revenue arrangements entered into after June 15, 2003. The adoption of this new guidance had no significant impact on our Consolidated Financial Statements as we were already conforming to this guidance.

Future accounting changes
The CICA issued Accounting Guideline 13, Hedging Relationships, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003.

        The CICA issued Handbook Section 3110, Asset Retirement Obligations. This new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004.

        The CICA issued Handbook Section 3063, Impairment of Long-lived Assets, which is effective for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plant and Equipment.

        We are currently evaluating the impact of the adoption of these new standards and guidance, and therefore we have not yet assessed their effect on our future Consolidated Financial Statements.

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

BOOKINGS AND BACKLOG
	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001	PERCENT CHANGE 2003/2002	PERCENT CHANGE 2002/2001

(IN `000 OF CANADIAN DOLLARS)	$	$	$
Bookings	4,018,500	3,525,500	3,078,300	14.0%	14.5%
Backlog	12,300,000	10,400,000	9,300,000	18.3%	11.8%

        As at September 30, 2003, our backlog of signed contracts for work that had yet to be delivered was $12.3 billion, with an average duration of 8.3 years. Our backlog, which provides good revenue visibility, represents new contract wins, extensions and renewals signed in fiscal 2003 of $4.0 billion, minus backlog consumption during the year. The outsourcing contracts extended with the BCE family in July 2003 represented $1.5 billion of our bookings in 2003 and are part of the backlog. Contract bookings included a 10-year, $1.75 billion contract win from Canada Post in 2002, and a 10-year, $1.2 billion contract win from Desjardins in 2001.

COMPARISON OF OPERATING RESULTS FOR FISCAL YEARS 2003, 2002 AND 2001

Revenue
	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001

(IN `000 OF CANADIAN DOLLARS)
Revenue	$2,719,695	$2,169,613	$1,560,391
Growth over previous year	25.4%	39.0%	9.6%

Revenue increased 25.4% in 2003. Year-over-year organic growth of 6.5% was driven by new bookings from a combination of new client wins, notably with Canada Post, Purolator and Air Liquide, as well as contract renewals, extensions and add-on projects from existing clients. External revenue growth in 2003 was 19.9% and was primarily attributable to our acquisition of Cognicase in January 2003. Organic growth was lower in 2003 than in 2002 for several reasons, including the effect of the currency exchange rate on our US and foreign denominated revenue, which resulted in a 1.0% revenue decline versus 2002, as well as the decline in information technology spending and the uncertain economic environment. These conditions affected all of our principal markets, but were especially pronounced in the US.

Revenue mix
The revenue mix by contract type, geographic market and targeted vertical is as shown below:

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001

	%	%	%
By contract type Outsourcing	73	72	69
Systems integration and consulting ("SI&C")	27	28	31

By client based geography Canada	78	73	77
US	17	20	17
All other regions	5	7	6

By vertical Financial services	42	41	38
Telecommunications	20	25	33
Manufacturing, retail and distribution	15	15	15
Governments	13	15	12
Utilities and services	8	3	2
Healthcare	2	1	<1

Revenue derived from our long-term outsourcing contracts represented 73% of the total revenue in fiscal 2003, including approximately 53% from IT services and 20% from BPO services. Systems integration and consulting (“SI&C”) projects represented 27% of our revenue. Despite the acquisition of Cognicase, which generated more revenue from shorter-term contracts, we were able to increase the proportion of long-term contracts with the acquisition of UAB, which provided longer-term BPO services, and by winning new outsourcing contracts in the year. Our targeted mix of revenue between outsourcing contracts and SI&C contracts is 75% and 25%, respectively.

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

        The revenue mix based on our client’s geography changed from last year, mainly as a result of the acquisitions of Cognicase, whose business concentrated on serving mostly Canadian clients, as well as UAB which served Canadian clients exclusively.

        In fiscal 2003, we maintained the diversification of our revenue mix among the industry verticals that we target with our expertise. We have grown our presence in the utilities and services sector over the last year so that telecom revenue, while consistent in absolute dollars, has declined as a percentage of total revenue from 25% in 2002 to 20% in 2003. The increase in proportional revenue derived from clients in the utilities and services sector primarily represents our growing business with Innovapost, our joint venture with Canada Post. Innovapost provides IT services to the Canada Post Group of companies, Canada’s postal organization.

        Our top 5 clients represented 33.4% of total revenue in 2003, compared with 34.6% last year. Combined revenue attributable to numerous contracts from the BCE family of companies decreased to 18.4% of our total revenue, compared to 23.2% in 2002. However, on an absolute dollar basis, there was essentially no change year-over-year.

Operating expenses, EBIT and interest

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001	AS A PERCENTAGE OF TOTAL REVENUE 2003	AS A PERCENTAGE OF TOTAL REVENUE 2002	AS A PERCENTAGE OF TOTAL REVENUE 2001

(IN `000 OF CANADIAN DOLLARS EXCEPT PERCENTAGES)	$	$	$	%	%	%
Costs of services, selling, and administrative expenses	2,277,500	1,842,854	1,328,460	83.7	84.9	85.1
Research expenses	22,036	17,609	12,585	0.8	0.8	0.8
Depreciation and amortization expenses Fixed assets	44,112	28,303	29,185
Contract costs related to transition costs	4,219	2,656	169
Other intangibles and other long-term assets	73,530	46,046	26,368

Total depreciation and amortization expenses	121,861	77,005	55,722	4.5	3.5	3.6
EBIT(1)	298,298	232,145	163,624	11.0	10.7	10.5
Interest on long-term debt	12,578	2,411	4,206	0.5	0.1	0.3

(1)	Earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations.

Our cost of services, selling and administrative expenses was $2,277.5 million in 2003 or 83.7% of revenue, which is 1.2% and 1.4% lower compared to 2002 and 2001, respectively. The decrease in cost of services, selling and administrative expenses is mostly due to the improved profitability in the US following the successful restructuring we had in 2002 and to tight expense controls applied across all of our business units, as well as the contribution from the acquisitions we made during the year. Research expenses were $22.0 million in 2003 or 0.8% of revenue, which is comparable with previous years on a percentage of revenue basis.

        Total expenses for depreciation and amortization were $121.9 million, up $44.9 million compared to 2002.

        As detailed in Note 10 to the Consolidated Financial Statements, in 2003, depreciation and amortization of fixed assets increased to $44.1 million, reflecting the growth in our purchase of fixed assets made through either direct purchases or business acquisitions, as well as the investments we made for leasehold improvements to our E-Commerce Place facilities in Montreal.

        The amortization of other intangibles and other long-term assets increased to $73.5 million, up $27.5 million from last year. The most important increase was related to the amortization of the definite life intangible assets, comprised of customer relationships and business solutions which together increased by $12.4 million, resulting mainly from our acquisitions of Cognicase, UAB and INSpire.

Earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations ("EBIT")
EBIT increased to $298.3 million in 2003 and EBIT margin (i.e. EBIT over revenue) improved to 11.0% for the year, compared to 10.7% in 2002 and 10.5% in 2001. The increase in EBIT versus 2002 is mostly attributable to the synergies of additional contracts, tight expense controls applied across all our business units and the contribution from acquisitions made during the year.

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

Interest
Interest on long-term debt increased to $12.6 million as a result of an increase in the average debt and the capital leases held during the year. In 2003, we issued debt to finance the acquisitions of UAB and Cognicase, as described in the section under developments in 2003". In fiscal 2002, interest expense was related mainly to the Libor advance debt of US$20 million. In fiscal 2001, this expense stemmed mainly from a loan contracted in the course of a large outsourcing contract as well as an acquisition.

Income taxes
Our effective income tax rate in 2003 was down to 39.4%, compared with 41.6% in 2002 and 44.5% in 2001. The decrease in our tax rate compared with last year reflects the reduction in the Canadian combined federal and provincial statutory tax rates and an improvement in the profitability of our US and UK subsidiaries.

Amortization of goodwill, net of income taxes
Effective October 1, 2001, we stopped recording goodwill amortization based on the new CICA Handbook recommendations, discussed in the section "Critical Accounting Policies" earlier in this MD&A. As such, current net earnings and earnings before amortization of goodwill ("cash net earnings") for periods before October 1, 2001, are equivalent. For purposes of clarity and ease of comparison, we compare net earnings to cash net earnings figures in year-over-year comparisons.

Net earnings and earnings per share
CGI's net earnings and basic and diluted earnings per share for fiscal 2003, 2002 and 2001 were as follows:

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001	PERCENT CHANGE (EXCEPT SHARE DATE) 2003/2002	PERCENT CHANGE (EXCEPT SHARE DATE) 2002/2001

(in `000 of Canadian dollars except share data)
Earnings before amortization of goodwill and discontinued operations	$175,397	$135,799	$89,924	29.2%	51.0%
Earnings before amortization of goodwill and discontinued operations margin	6.4%	6.3%	5.8%
Net earnings	$177,366	$135,799	$62,789	30.6%	116.3%
Net earnings margin	6.5%	6.3%	4.0%
Weighted average number of Class A subordinate shares and Class B shares	395,191,927	377,349,472	299,500,350	4.7%	26.0%
Basic and diluted earnings per share before amortization of goodwill	$0.45	$0.36	$0.30	$0.09	$0.06
Basic and diluted earnings per share	$0.45	$0.36	$0.21	$0.09	$0.15

In fiscal 2003, earnings before amortization of goodwill and discontinued operations were $175.4 million in the year. They were up 29.2% over last year's comparable earnings before amortization of goodwill and discontinued operations. The net earnings from discontinued operations of $2.0 million for 2003 are comprised of the net earnings related to certain assets sold to Nexxlink, announced on October 21, 2003, representing approximately $40 million in revenue. Also included are the results of operations of some non-core activities that we are in the process of selling. In line with GAAP with respect to the disposal of long-lived assets and discontinued operations, our yearly revenue and net earnings were adjusted to present these results as net earnings from discontinued operations.

Net earnings in 2003 increased 30.6% to $177.4 million compared to 2002. Net earnings for 2002 were up 116.3% over comparable net earnings of 2001. The net earnings margin improved to 6.5% from 6.3% in 2002 and 4.0% in 2001. Basic and diluted earnings per share of $0.45 in fiscal 2003 were up from $0.36 in 2002 and up from basic and diluted earnings per share before amortization of goodwill of $0.21 and basic and diluted earnings per share of $0.30 in 2001. The increase in the weighted average number of Class A subordinate shares outstanding between 2003 and 2002 was a function of the shares issued for the acquisition of Cognicase in January 2003, while the increase between 2002 and 2001 was a function of the shares that were issued as part of the acquisition of IMRglobal Corp., in July 2001. The increase in net earnings and higher earnings per share between 2002 and 2001 partly reflects the fact that we stopped recording goodwill amortization at the end of fiscal 2001. The use of debt contributed to an increase in our earnings per share as it provided financial leverage from financing.

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

Pro forma net earnings
Under the Stock option plan, had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001, our pro forma net earnings, basic and diluted earnings per share would have been $169.2 million, $0.43 and $0.43, respectively, for the 12-month period ended September 30, 2003.

Reconciliation of results reported in accordance with Canadian GAAP to US GAAP
Under US GAAP, net earnings for fiscal 2003 would have been $173.3 million, and the basic and diluted earnings per share would have been $0.44. US GAAP and Canadian GAAP are becoming increasingly aligned.

Performance by lines of business
As discussed in an earlier section, we have two LOBs: IT services and BPS. We manage our operations, evaluate each LOB’s performance and report segmented information according to this structure (see Note 16 to the Consolidated Financial Statements for the 12-month periods ended September 30, 2003, 2002 and 2001). We modified our management structure to reflect, firstly, the increasing proportion of business that we derive from BPO services coming from the acquisitions of Cognicase, UAB and INSpire and, secondly, the global delivery approach that we are taking in providing IT services to our clients. Our end-to-end IT outsourcing contracts are increasingly being delivered by a combination of business units that balance the clients’ requirements for local delivery and sales support with the economies and expertise available from our global network of centers of expertise and technology centers. The delivery of these contracts crosses international borders and mixes and matches the best of CGI in delivering solutions to our clients.

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001

(in '000 OF CANADIAN DOLLARS)	$	$	$
Revenue
IT services	2,232,335	1,839,108	1,310,610
BPS	554,461	388,031	288,229
Intersegment elimination	(67,101)	(57,526)	(38,448)

Total revenue	2,719,695	2,169,613	1,560,391
EBIT
IT services	293,947	223,099	148,527
BPS	72,393	65,722	46,006
Corporate	(68,042)	(56,676)	(30,909)

Total EBIT	298,298	232,145	163,624

IT SERVICES
CGI’s position as a leading end-to-end IT services provider in its markets, coupled with numerous strong client relationships and high client satisfaction ratings, fueled solid growth in 2003. Revenue was driven by a combination of IT and business process outsourcing and SI&C contract wins, renewals and add-on projects as well as acqui sitions. Growth in revenue, without a corresponding increase in overhead, resulted in good margin contribution.

        In 2003, revenue derived from delivering IT services increased 21.4% from the previous year’s revenue, driven primarily by the acquisition of Cognicase in January 2003 and the completion of the first full year of activities on our outsourcing contract with Canada Post. While acquisitions accounted for 15.1% of the year-over-year growth, growth from organic activities in constant dollars was 6.8% with foreign currency effect having a modest negative impact of 0.5%. The appreciation of the Canadian dollar against the US dollar was partially offset by the depreciation experienced in the year by the Canadian dollar against the British pound and the Euro. Our organic growth was reduced by $16.5 million as a result of some of our US clients being acquired or, in one case, being placed under court protection. In addition, we were impacted to a lesser extent by the continued softness in the US market and the weak demand for SI&C services. As well, our decision to wind down our operations in Portugal and Latin America last year also contributed to a lower organic growth factor. The impact of this decision was a $13.7 million reduction in our revenue. In Europe, the improvement in revenue was driven largely by growth in the UK, especially SI&C contract wins. As expected, revenue from operations in France was down, reflecting the local market conditions for SI&C.

        With revenue increasing 21.4% over last year, EBIT grew by 31.8%, fueled partially by acquisitions and new outsourcing business as well as improvements in operations. A significant driver of this improvement was the full adoption of the CGI global business model within the US operations and adherence to CGI’s standard management ratios. The US delivery units had previously been structured around industry vertical expertise. In late fiscal 2002, the integration of US operations was completed under a global operations structure and we restructured these units based on nine major metro markets. As well, our IT outsourcing business has grown in the US, leveraging our near-shore and offshore delivery model which takes advantage of the lower cost delivery services in Canada and India. The revenue growth in the UK allowed this operation to leverage its infrastructure, therefore delivering improved margin performance. Operational improvements realized in France during 2003 also had a positive effect on margins.

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

BPS
Fiscal 2003 was a building year for our BPS LOB, following the acquisitions of INSpire and UAB in January 2003, and the subsequent creation of a new group called Insurance Business Services—a leading full-service provider of outsourced insurance services focused on providing end-to-end business process outsourcing services to the North American insurance industry, namely property and casualty and life insurance companies. This group currently serves every major insurance company in Canada and many providers in the US, and has a great opportunity to sell deeper into the client base and target many new opportunities. We are pleased with the breadth and depth of business process outsourcing services added in the last year and look forward to leveraging higher growth with our expertise in the future.

        The business process outsourcing activities represented 20.4% of our total revenue in 2003 and reflected 42.9% year-over-year growth. The majority of this growth was driven by the acquisition of UAB, the assets from INSpire as well as the BPO operations acquired as part of the Cognicase transaction. These acquisitions accounted for 39.3% growth while the impact of the strengthening Canadian dollar compared to the US dollar reduced revenue by 2.3%. The organic growth in the BPS activities in constant dollars was 5.8%.

        EBIT for the BPS LOB increased 10.2% from the previous year. As a certain time was required to effectively integrate our new insurance businesses, the net profitability of the acquired operations was at a level lower than that of the pre-existing operations. We expect the margins of these units to increase to the traditional levels for this business. In addition, our profitability declined in the banking and investment sector following a client’s decision to suspend IT investments as a result of the soft financial market in 2002. While the healthcare sector realized increased profitability for the year, the market softness in both the consulting and claims processing areas largely offset a one-time claim recovery received from a client early in the year. The majority of the improvement in the profitability from 2001 to 2002 reflected a full year of the banking and investment operations acquired in 2001 and included synergies and cost savings that were realized from the integration of these operations into the company.

LIQUIDITY AND CAPITAL RESOURCES
We finance the growth of our business through cash flows from operations combined with the issuance of debt, borrowing under our existing credit facilities and/or the issuance of equity. One of our primary financial goals is to maintain the optimal level of liquidity through the active management of our assets and liabilities as well as cash flows.

        As at September 30, 2003, we held $83.5 million in cash and cash equivalents, a decrease of $20.7 million from September 30, 2002. Historically, the majority of our cash and cash equivalents have been provided by continuing operating activities. In 2003, cash provided by continuing operating activities was higher by $52.0 million compared to the previous fiscal year. This was offset by a higher level of cash used for continuing investing activities which, net of the cash provided by continuing financing activities, was $133.9 million higher than in 2002.

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001

(IN '000 OF CANADIAN DOLLARS)	$	$	$
Net cash provided by (used in):
Continuing operating activities	229,459	177,447	174,002
Continuing investing activities	(462,279)	(215,603)	(157,751)
Continuing financing activities	205,670	92,894	(15,821)
Effect of rate changes on cash and cash equivalents of continuing operations	917	3,475	(3,763)

Net change in cash and cash equivalents of continuing operations	(26,233)	58,213	(3,333)
Net cash and cash equivalents provided by discontinued operations	5,521	-	-
Cash and cash equivalents, beginning of year	104,221	46,008	49,341

Cash and cash equivalents, end of year	83,509	104,221	46,008

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

The increase in cash flow from continuing operating activities was driven by higher net earnings from continuing operations achieved during fiscal 2003 of $39.6 million, and by the non-cash adjustments, such as the amortization and depreciation expenses which were significantly higher than in fiscal 2002. However, it was offset by the net change in non-cash working capital items, which was $69.3 million lower than last year. This was mostly explained by the working capital components related to the acquisitions made during the year, including Cognicase and UAB, which impacted the Consolidated Statements of Cash Flows the most. Even if the days of sales outstanding (“DSO”), as at September 30, 2003 remained unchanged from September 30, 2002, at 50 days, the increase in accounts receivable and work in progress net of the decrease in deferred revenue totaled $53.7 million. This demonstrates our ability to manage the increased business operations acquired from Cognicase and UAB and keep the DSO at the level prior to their acquisition. We calculate the DSO by subtracting the deferred revenue from accounts receivable, net of the tax credits receivable, and work in progress balances. The cash used from the accounts receivable can also be explained by tax credits recorded this year, for which the receivable was increased by approximately $60.4 million during the year. This was net of the payments received during the year of $43.0 million, which was based on the prior year’s returns. The net amount of the tax credits recorded this year increased the accounts receivable, but did not affect the DSO.

        Another reason for the draw down of the cash from the net change in non-cash working capital items was the cash used for the accounts payable and accrued liabilities. It was mainly related to the decrease of the provision for severance payments and costs to exit activities, which was recorded in the accounts payable and accrued liabilities when we acquired Cognicase, thus having no impact on the cash flow from continuing operating activities at that time. However, after the acquisition, when payments were issued for severance payments and exit costs, they were reflected as a use of cash by continuing operating activities. The decrease of this provision since January 13, 2003, the date of the acquisition, until September 30, 2003, was $27.2 million. As well, in the course of this acquisition, a provision was established in order to pay for estimated losses on fixed price contracts acquired through the purchase of Cognicase, which was drawn down during the year. Also, the payments from clients in advance of the work being performed were lower by $21.6 million compared with September 30, 2002. Deferred revenue may fluctuate from year to year depending on the timing of payments received from outsourcing clients. The negative impact on the cash balance of the items described above were offset by the increase in income taxes payable of $4.2 million, which is primarily explained by the difference in the amount of the installments paid during the year, which are based on the previous year’s taxable income, compared to taxes that are accrued for this year based on actual increased taxable income. As such, this increased the liability for income taxes. Furthermore, the accrued compensation change had a positive impact of $22.0 million in the net change in non-cash working capital items.

        Cash used in continuing investing activities was $462.3 million in 2003, an increase of $246.7 million compared to the prior fiscal year. The majority, or 50.4%, of the 2003 continuing investing activities was for business acquisitions. The purchase of fixed assets represented 13.2%, contract costs represented 6.3% and other intangibles and other long-term assets represented 32.2% of the total continuing investing activities. Our capital expenditures, including fixed assets, contract costs, other intangibles and other long-term assets, were 8.8% of revenue, compared to 8.3% of revenue in 2002. We believe this to be adequate to support our growing business and to meet contractual requirements.

        Details of our business acquisitions can be found in Note 12 to the Consolidated Financial Statements. In fiscal 2003, we made two major acquisitions and three smaller niche acquisitions for a total cash consideration of $233.0 million. Cognicase, acquired on January 13, 2003, was purchased for $329.4 million, including $180.2 million in cash, $139.7 million through the issuance of shares and the balance was related to acquisition costs. UAB was purchased for $54.1 million, including a $53.0 million cash consideration and the remaining consisted of acquisition costs. The rest of the business acquisitions represented a cash investment of $12.9 million. In fiscal 2002, we completed five acquisitions of IT consulting firms for a total consideration of $19.9 million. We also invested $26.0 million for the start-up of our joint venture, Innovapost. In fiscal 2001, our investment of $86.4 million was used to acquire 10 companies, including IMRglobal Corp., Star Data Systems Inc., C.U. Processing Inc. and the outsourcing contract with Desjardins, as well as to enter into two joint venture agreements. The proceeds of the sale of subsidiaries, representing $0.5 million in 2003, corresponded to the sale of small-scale operations of Cognicase. The proceeds from the sale of these subsidiaries were lower than the cash held by these units at the time of their disposition, causing the proceeds to reflect a use of cash. In fiscal 2002, the proceeds from the sale of subsidiaries corresponded to the sale of the Japanese and Australian operations that had been acquired with IMRglobal Corp. in July 2001.

        The purchase of fixed assets of $60.8 million increased by $37.4 million compared to 2002. The 2003 investment in fixed assets related mostly to leasehold improvements of $30.0 million, including approximately $19.8 million for the installation costs for the fit-up of the new offices at E-Commerce Place in Montreal. Additionally, during the first quarter, following the finalization of a contract signed with a subsidiary of Canada Post in the fourth quarter of 2002, we acquired the Tier 1 infrastructure assets of this subsidiary for a net value of $16.3 million. This contract is part of the larger IT outsourcing agreement signed in May 2002 with Canada Post.

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

        Our investment in contract costs of $29.2 million decreased when compared to $62.0 million spent in the prior year. Included in this amount are approximately $9.0 million in incentives that were granted as part of outsourcing contracts announced during the year with clients such as Alcan, Air Liquide and League Data. Additionally, approximately $23.0 million represents the transition costs incurred with outsourcing clients in their transition period, such as Canada Post and one of its subsidiaries, as well as Alcan, League Data, Russell Investment Group and Air Liquide (most of these contracts were signed during the last fiscal year). Last year, the amount was comprised of transition costs and incentives for large outsourcing contracts signed, the most significant being Fireman’s Fund Insurance Company (a subsidiary of Allianz AG of Munich) and Canada Post.

        The investment in other intangibles and other long-term assets was $149.0 million in 2003, an increase of $54.4 million compared to last year. The details of what is included in this category are provided in the section “Critical Accounting Policies and Estimates.” The most significant item was the purchase of certain assets of Canada Post by Innovapost, a joint venture for which we recognize a 49% ownership, representing $47.3 million. These assets were part of the original outsourcing agreement, are comprised of capitalized costs and software, and are related to the enterprise resource system used by Canada Post, which will initially be used by Canada Post and subsequently, also by other Canada Post companies. In the course of this transaction, Innovapost bought these assets and sold them back to Canada Post through a direct financing 50-month lease agreement. As at September 30, 2003, $25.4 million was included in the other intangibles and other long-term assets. In addition, an amount of $47.4 million was invested in new business solutions, with about half alloted to the development of solutions for our clients and the remaining for software being implemented for our internal use. We expect this software to serve our needs for a period of at least seven years. Finally, as per normal business with outsourcing clients, software licenses were acquired for an approximate value of $45.6 million in order to deliver IT outsourcing services.

        Cash provided by continuing financing activities was $205.7 million in 2003, compared with $92.9 million during 2002. Continuing financing activities in 2003 included the signature, on November 12, 2002, of an agreement with a banking syndicate pertaining to two unsecured credit facilities. More details surrounding this agreement are provided in the “Significant Developments in 2003—Other” section. Under this agreement, CGI used an amount of $309.0 million to finance its activities, particularly to pay the cash portion of the acquisitions of Cognicase and UAB. At the end of fiscal 2003, we were able to reimburse $90.0 million of this long-term debt with the cash generated by continuing operating activities. The decrease of other long-term debt is comprised of a few items. First, as part of the acquisition of Cognicase, purchase price balances for acquisitions made by Cognicase prior to January 13, 2003 were added to the long-term debt. These obligations will be disbursed over the period ending December 2006. As at September 30, 2003, an amount of $15.0 million remains out standing, given that $27.5 million has been paid since January 13, 2003, and the remaining of the variance is comprised of interest and adjustments made to some of the balances. It also includes the reim burse ment of the credit lines that were held by Cognicase and UAB at the acquisition dates. The balance of the amount reflects mostly the payment of capital leases. The decrease in the long-term debt was partially offset by the debt incurred by Innovapost to pay for certain Canada Post assets. In fiscal 2002, the cash provided by continuing financing activities came mainly from the issuance, in December 2001, of 11,110,000 Class A subor dinate shares at $11.25 per share for net proceeds of $119.5 million. Partly offsetting the cash raised in this offering was the repayment of a US$20 million Libor debt advance in the fourth quarter of fiscal 2002 and payments of capital leases that we held. In fiscal 2001, the $65.0 million debt repayment was related to the reimbursement of outstanding long-term debt of companies acquired during this year, namely Star Data Systems Inc. and IMRglobal Corp. It was offset by $54.2 million of net proceeds from the issuance of 6.4 million shares, which had resulted from the exercise of preemptive rights by two majority shareholders of CGI, pursuant to the IMRglobal Corp. acquisition in July 2001.

Free cash flow

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001

(in '000 of Canadian dollars)	$	$	$
Cash provided by continuing
operating activities	229,459	177,447	174,002
Cash used for purchase
of fixed assets	60,843	23,465	21,594

Free cash flow(1)	168,616	153,982	152,408

(1)	We define free cash flow, which is a non-GAAP measure, as cash provided by continuing operating activities less the purchase of fixed assets.

Free cash flow, which we define as cash provided by continuing operating activities less the purchase of fixed assets, was $168.6 million in 2003 compared to $154.0 million in 2002 and $152.4 million in 2001. As we have stated in the past, our cash flow may vary from quarter to quarter depending on large outsourcing contract wins or acquisitions, the timing of tax credits received and the timing of large clients' payables for their outsourcing contracts, among other things. The increase in free cash flow this year compared to last year is mostly due to an increase in the cash provided by continuing operating activities that was partially offset by the increase in capital expenditures. The purchase of fixed assets is detailed above.

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

CAPITAL STRUCTURE

	2003	2002	2001

(in '000 of Canadian dollars)	$	$	$
Long-term debt, including current portion	267,986	8,500	40,280
Shareholders' equity	1,980,210	1,779,615	1,503,114
Long-term debt to equity ratio	0.14:1	0.00:1	0.03:1
Total market capitalization as of September 30	3,139,688	2,303,235	3,328,884

Long-term debt to market capitalization ratio	8.5%	<1%	1.2%

The long-term debt increased this year following the acquisitions of Cognicase and UAB, to which most of the debt issuance was related. Also included in the long-term debt are the purchase price balances of acquisitions accrued by Cognicase prior to January 13, 2003, and for which the unpaid balance as at September 30, 2003, was $15.0 million. Finally, it includes debt of $18.9 million incurred by Innovapost to pay for certain assets acquired from Canada Post. The shareholders’ equity increased mainly due to the issuance of shares during the year and to the net earnings achieved in the year, which amounted to $177.4 million. The capital stock increased with the exercise of $7.9 million of options during the year, but mostly reflects the $139.7 million paid through the issuance of 19.9 million Class A subordinate shares in January 2003 to pay for the Cognicase acquisition. An additional 113,154 shares were issued to pay for the other smaller acquisitions made during the year. However, the total increase in shareholders’ equity was partially offset by the change in the foreign currency translation adjustment of $123.8 million, due to the depreciation by 15.1% of the US dollar versus the Canadian dollar between September 30, 2002 and September 30, 2003. We translate the assets denominated in foreign currencies using the year-end exchange rates.

        The total value of market capitalization increased by 36.3% as a result of a 5.6% increase in outstanding shares year-over-year, and a 29.1% increase in the closing share price on September 30, 2003, versus September 30, 2002.

        The long-term debt to equity and the long-term debt to market capitalization ratios both increased during the year as a function of the debt that we issued to pay for the acquisitions of Cognicase and UAB. Most of the acquisitions we made since 2001, including IMRglobal Corp. and Star Data Systems Inc., were financed mainly through the issuance of shares. Since then, to increase the earnings per share value for our shareholders, we have decided to minimize the dilution effect and we use more debt as a leverage tool.

CAPITAL RESOURCES

	TOTAL COMMITMENT(1)	AVAILABLE AT SEPTEMBER 30, 2003	OUTSTANDING AT SEPTEMBER 30, 2003	AVAILABLE AT SEPTEMBER 30, 2003	OUTSTANDING AT SEPTEMBER 30, 2002[2]

(in '000 of Canadian dollars)	$	$	$	$	$
Unsecured syndicated credit facilities	515,000	285,500	229,500	222,796	2,204
Lines of credit (Bank of Montreal)	25,000	25,000	0	23,342	1,658
Other	2,700	2,700	0	2,971	0

(1)	Excluding any existing credit facility for non-majority owned entities.
(1)	Includes Drawn Letters of Credit.

As at September 30, 2003, cash and cash equivalents were $83.5 million and the total credit facility available amounted to $313.2 million. Cash equivalents typically include commercial paper and term deposits as well as banker’s acceptances and bearer deposit notes issued by major Canadian banks.

        Under a new credit agreement structured during the year, we have access to a $186 million revolving credit facility for our operating activity and working capital needs, and a $329 million three-year term revolving credit facility for the financing of acquisitions and outsourcing contracts. We also have access to a $25 million uncommitted operating facility for cash management purposes. The $186 million revolving credit facility, at the option of the lenders, can be renewed on an annual basis for an additional year. Otherwise, we have the option of locking the balance outstanding on this credit facility into a two-year term loan.The bank credit facility contains certain covenants, which requires us to maintain certain financial ratios. As at September 30, 2003, and September 30, 2002, we met these ratios.

        We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current structure if we felt it was beneficial to the Company. We believe that our balance sheet, cash position and bank lines are sufficient. If these resources need to be augmented due to the financing requirements related to new large outsourcing contracts or large acquisitions, significant additional cash requirements would likely be financed by the issuance of debt and/or equity securities.

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

COMMITMENT TYPES	TOTAL MINIMAL LEASE PAYMENTS DUE UNTIL 2008

(in '000 of Canadian dollars)	$
Operating leases
Rental of office space	428,653
Computer equipment	151,705
Long-term service agreements	54,131
Included in long-term debt
Long-term debt repayments	257,879
Capital lease payments	12,252

We are committed under the term of operating leases with various expiration dates, primarily for rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,202.6 million. Of this, rental of office space represents $996.0 million, computer equipment represents $152.5 million and long-term service agreements represent $54.1 million. Total operating leases have increased by $312.5 million compared to those at the end of the last fiscal year, primarily reflecting an increase in the commitments related to the rental of premises of $253.5 million. These increases are in line with the growth of our business, primarily reflecting commitments acquired with Cognicase and UAB during the year. For one building lease we assumed from Cognicase, there is a commitment representing $58.8 million, which is now included in our commitments. Also, our 20-year lease commitment at E-Commerce Place in Montreal has grown by $60.5 million, as a result of an increase in the space that we occupy. Finally, as part of the reorganization of our offices in the Greater Toronto area, a new lease has been signed during the last fiscal year and the commitment represents $68.0 million.

        Computer equipment leases are related to hardware leased from manufacturers or financial institutions in the course of business activities. As part of the outsourcing agreements in particular, clients agree to take back the computer equipment in the case of early contract termination.

        The long-term debt principal repayments are described in Note 8 to the Consolidated Financial Statements.

        The capital lease payments are mainly comprised of contracts for the lease of computer equipment, with terms from one to five years, along with the capital lease contracts that were acquired with Cognicase and UAB. We do not normally enter into capital lease contracts for computer equipment.

        We do not enter into off-balance sheet financing as a matter of practice except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization.

        In fiscal 2004, considering the needs for reinvestment in our operations and the size of the investment projects, we do not expect to pay a dividend. In the future, we will evaluate annually whether or not to pay a dividend and this is subject to regular review by our Board of Directors.

RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, the following risks and uncertainties would affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment:

        The competition for contracts—We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help us ensure that our employees consistently deliver services according to our high standards and that they are based on strong values underlying our client-focused culture. These processes have contributed to CGI’s high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the six economic sectors we target, and this helps enhance our competitive position. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the last three years and expect this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

        Difficulties in executing our acquisition strategy—A significant part of our growth strategy is dependent on our ability to continue acquiring niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

        The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting our ability to meet our growth targets.

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

        Foreign currency risk—The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact our operating results. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

        Business mix variations—The revenue that we generate from shorter-term systems integration and consulting projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations. However, our long-term goal is to generate approximately 75% of our overall revenues from long-term outsourcing contracts, thus ensuring greater revenue visibility and predictability.

        The availability and cost of qualified IT professionals— The high growth of the IT industry results in strong demand for qualified individuals. Over the years, we have been able to successfully staff for our needs thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, we believe that we are considered to be a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

        The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for us as we have acquired more than 50 companies since our inception. Our disciplined approach to management, largely based on our ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at September 30, 2003, the vast majority of our operations had received ISO 9001 certification.

        The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in six targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

        Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

        Early termination risk—If we failed to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and to minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

        Credit risk concentration with respect to trade receivables—We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

        Guarantees risk—In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

        Government tax credits risk—If measures announced in the June 12, 2003 Quebec provincial budget are applied, an acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

OUTLOOK
Our growth strategy is driven by a balanced mix of organic growth through smaller contracts and project wins, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

        We will continue to leverage our competitive differentiators in order to secure new IT and BPO contracts. Additionally, we are active in reviewing potential acquisition candidates to increase our critical mass in the US and Europe, and will continue to act as an IT domain consolidator in Canada. We believe that there are many acquisition opportunities available, but are committed to certain financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

        Based on information known today about current market conditions and demand, we anticipate revenue and earnings per share to grow between 8% and 17% for fiscal 2004. This guidance is based on what is known today about current market conditions and the fluctuation of currency exchange rates. It excludes the impact of other acquisitions or large outsourcing contracts contributing more than $100 million per year in revenue.

FORWARD-LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

        These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI Group Inc.‘s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.